COMPANY:          FIRSTCOM CORPORATION
TICKER:           FCLX
EXCHANGE:         NASDAQ SMALL CAP MARKET

FORM TYPE:        425

DOCUMENT DATE:    AUGUST 15, 2000
FILING DATE:      AUGUST 16, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:     FirstCom Corporation
Commission File No.: 001-14017



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For Further Information:
Leonardo Santiago
Brainerd Communicators, Inc.
(212)-986-6667 (Office)


               FIRSTCOM PERU TO PROVIDE FIXED TELEPHONY IN 4Q 2000

         Miami - FirstCom (NASDAQ: FCLX), a facilities-based communications provider in Latin America which plans to merge with AT&T Latin America, a subsidiary of AT&T Corp., today announced that it has received regulatory approval to provide fixed-line telephony services in Lima, Peru. FirstCom expects to begin service in the fourth quarter of this year, when the interconnection points with Telefonica del Peru's network are expected to be operational.

         On August 4, 2000, the Supervising Entity for Private Investments in Telecommunications (OSIPTEL) approved the Interconnection Mandate, which covers fixed telephony service, mobile service and public telephone service. The interconnection charge will average US $0.0168 per minute (peak/off-peak average) in August of this year, and will gradually be reduced to an average of US $0.0096 by July 2002. FirstCom Peru has an authorization from the Ministry of Transportation and Communications for the rights to operate fixed telephony for 20 years.

          "We are very pleased with the approval of the Interconnection Mandate," said Jose Gandullia, CEO for FirstCom Peru. "It effectively ends the existing monopoly in the market and opens the door to competition, allowing for new technology and better service for the ultimate benefit of consumers in Peru. FirstCom is working to become the first alternative to the monopoly for fixed telephony, as we are in long distance. With our fixed telephone service, we


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will complete our integrated services portfolio which -- along with our powerful data transmission network -- positions the company as a leader in the Peruvian market."

         During the initial stage of service, FirstCom plans to provide fixed-line telephony to its existing business customers. The company has approximately 40,000 pre-subscribed lines that already receive long distance service. Business customers account for approximately 80% of those lines.

         FirstCom Peru currently has over 1,300 route kilometers installed and in operation in its network. The network is 100% fiber optic and is based entirely on IP/ATM technology, which allows for the provision of multiple services (voice, data and video) over a single platform at high speeds. The fixed telephony service will complement the integrated services portfolio that FirstCom Peru now offers its business customers - including domestic and international long distance, Internet, data transmission and value-added services.

         FirstCom Corporation, the parent of FirstCom Peru, is in the process of merging with AT&T Latin America Corp., which has operations in Argentina and Brazil.

About FirstCom Corporation

FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38 million and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM network and provides a wide range of integrated communications services.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995: The foregoing statements involve known and unknown risks and uncertainties that may cause FirstCom's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the Company's filings with the Securities and Exchange Commission described above, which readers are urged to read carefully in assessing the forward-looking statements contained herein.

In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on

Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134.

The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the definitive proxy statement filed with the SEC.